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Exhibit 12.1

EARTHLINK, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
Earnings available for fixed charges:
Income (loss) from continuing operations before provision (benefit) for income taxes	$(341,061)	$(148,033)	$(62,194)	$115,469	$165,256	$132,395	$29,670
Net losses of equity affiliate	—	—	—	—	15,608	6,934	49,116
Fixed charges	10,719	10,929	8,223	5,609	3,858	2,879	3,409

Total earnings available for fixed charges	$(330,342)	$(137,104)	$(53,971)	$121,078	$184,722	$142,208	$82,195

Fixed charges:
Interest expense	$386	$1,029	$877	$677	$383	$288	$629
Portion of rental expense representative of interest factor	10,333	9,900	7,346	4,932	3,475	2,591	2,780

Total fixed charges	$10,719	$10,929	$8,223	$5,609	$3,858	$2,879	$3,409

Ratio of earnings to fixed charges	(30.8)	(12.5)	(6.6)	21.6	47.9	49.4	24.1

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  Exhibit 12.1